Exhibit 99.1
For Immediate Release

For additional information please contact:
Investor Relations
Adrian de los Santos
IR@axtel.com.mx

AXTEL TO TERMINATE ITS REPORTING OBLIGATIONS UNDER THE U.S. SECURITIES
EXCHANGE ACT OF 1934

San Pedro Garza Garcia, Mexico, October 7, 2009 — Axtel, S.A.B. de C.V. (“AXTEL” or “the Company”), a leading Mexican fixed-line integrated telecommunications company, announced today that pursuant to its successful cash tender offer and consent solicitation for any and all of its outstanding 11% Senior Notes due 2013 it intends to voluntarily terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its 11% Senior Unsecured Notes due 2013 (the “2013 Notes”).

Pursuant to Rule 12h−6 under the Exchange Act, the Securities and Exchange Commission (the “Commission”) permits a foreign private issuer to terminate its reporting obligations under Section 15(d) of the Exchange Act with respect to a class of securities. The Company has today filed a Form 15F with the Commission to terminate its reporting obligations with respect to the 2013 Notes. The termination will become effective 90 days after the filing, unless the Form 15F is earlier withdrawn by the Company or denied by the Commission.

Despite the termination of its reporting obligations under the Section 15(d) of the Exchange Act, the Company will continue to comply with all reporting requirements under securities laws applicable to publicly listed companies in Mexico, and the indentures governing the Company’s 7-5/8% Senior Unsecured Notes due 2017 and 9% Senior Unsecured Notes due 2019 (the “Indentures”), respectively. Information requirements pertaining to its obligations under the Indentures is readily available in English on the Company’s website at www.axtel.com.mx

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance telephone services to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTEL’s shares, represented by Ordinary Participation Certificates or CPOs, trade on the Mexican Stock Exchange under the symbol ‘AXTELCPO’, and are part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading on The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center at www.axtel.com.mx

Forward-Looking Statements
This document contains certain forward-looking statements regarding the future events or the future financial performance of AXTEL that are made pursuant to the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. These statements reflect management's current views with respect to future events or financial performance, and are based on management's current assumptions and information currently available and are not guarantees of the Company's future performance.  The timing of certain events and actual results could differ materially from those projected or contemplated by the forward-looking statements due to a number of factors including, but not limited to those inherent to operating in a highly regulated industry, strong competition, commercial and financial execution, economic conditions, among others.